UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  [  ] Form 10-K   [   ] Form 20-F  [  ] Form 11-K  [X ]  Form 10-Q [  ] Form 10-D  [  ]  Form N-SAR   [  ] Form N-CSR

For the Period Ended:  June 30, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

RCLC, Inc.

Full Name of Registrant

Ronson Corporation

Former Name if Applicable

1480 Route 9 North

Address of Principal Executive Office (Street and Number)

Woodbridge, NJ 07095

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report  or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RCLC, Inc. (the “Company”) has determined that additional time is required in order to complete its Quarterly Report on Form 10-Q for its quarter ended June 30, 2010, and the financial statements included therein (the “Form 10-Q”).  Due to circumstances, the work necessary to complete the Form 10-Q could not be accomplished in sufficient time to permit the filing on the due date of August 16, 2010, without unreasonable effort and expense.  As previously reported, the Company’s sale of its aviation services business, which had been expected to occur in the first quarter of 2010, was delayed due to issues related to the purchaser’s financing.  As a result, the Company has sought other potential purchasers.  In addition, because of the delays in the sale of the aviation services business and the deterioration in the Company’s financial condition, the Company has been considering the possible filing for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code.  These events have required the expenditure of significant time and effort by management.  Additionally, in recent months the Company has reduced personnel, and relocated its offices further impacting our ability to address routine matters such as periodic filing obligations.  For these reasons, as previously indicated, despite diligent efforts, the Form 10-Q could not be completed by the August 16, 2010 filing date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daryl K. Holcomb	732	877-1788
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)
Yes [ X  ]        No [     ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ X  ]        No [     ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RCLC, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 17, 2010	By: /s/ Daryl K Holcomb
Daryl K. Holcomb
Vice President and Chief Financial Officer

ATTACHMENT TO FORM 12B-25
RCLC, INC.
PART IV, ITEM 3

The Company is not yet in a position to estimate the results for the most recently completed quarter and six months ended June 30, 2010.

As previously reported, the Company entered into a settlement agreement with the Pension Benefit Guaranty Corporation (“PBGC”) in July 2010.  Under that agreement, the Ronson Corporation Retirement Plan was terminated effective December 30, 2009.  Also, under that agreement, the Company agreed that the PBGC has an unsecured claim against the Company of approximately $4,410,000, an increase of $1,726,000 over the recorded liability.  In the second quarter and first half of 2010, the Company recognized that pension loss of $1,726,000 and approximately $4,453,000 in previously unrecognized pension losses and prior service costs.

The Company expects that the loss from continuing operations in the second quarter and first half of 2010 will be somewhat higher than in the same periods of 2009.  The loss from discontinued operations in the second quarter and first half of 2010, excluding the gain from the disposition of the Company’s consumer products business, will be lower than the loss from discontinued operations in the same periods of 2009.  As previously reported, the Company recognized a gain on the sale of the consumer products business of approximately $5,492,000, prior to income taxes, in the first quarter of 2010.